Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Performance First

[GRAPHIC]

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2006 - MTNDD035, Subject to Completion, Dated September 28, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

PACERSSM

____________________________________________________

PACERSSM Based Upon

American Depositary Receipts Representing the Ordinary

Participation Certificates (“CPOs”) of Cemex S.A.B. de C.V.

Premium mAndatory Callable

Equity-linked secuRitieS

Due 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

September 28, 2006

2	PACERS

PACERSSM

Based Upon American Depositary Receipts Representing the Ordinary Participation Certificates (“CPOs”) of Cemex S.A.B. de C.V.

Premium mAndatory Callable

Equity-linked secuRitieS due 2008

This offering summary represents a summary of the terms and conditions of the PACERS. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

Overview of the PACERSSM

Premium mAndatory Callable Equity-linked secuRitieS, or PACERSSM, are callable equity-linked investments that offer participation in a portion of the appreciation of the underlying American Depositary Receipts on which the PACERS are based, while also providing limited protection against a decline in the price of the Underlying ADRs. The PACERS Based Upon American Depositary Receipts Representing the Ordinary Participation Certificates (“CPOs”) of Cemex S.A.B. de C.V. have a maturity of approximately 1.5 years and are issued by Citigroup Funding Inc. Some key characteristics of the PACERS include:

°	Current Payments. The PACERS pay a semi-annual coupon of approximately 3.5% to 4.5% per annum (to be determined on the Pricing Date) commencing on April , 2007 up to and including the earlier of (i) any Call Date, or (ii) the Maturity Date.

°	Mandatory Call. The PACERS are mandatorily callable by Citigroup Funding on any of the three Call Dates during any of the three semi-annual Call Determination Periods, commencing approximately six months after the Pricing Date, if the closing price of the Underlying ADRs on any Call Date is greater than or equal to the closing price of the Underlying ADRs on the Pricing Date. The PACERS will not be called even if the trading price on any other day is greater than or equal to the Initial ADR Price. If mandatorily called, you will receive an amount in cash per PACERS equal to $10 plus the applicable Mandatory Call Premium, which is expected to be approximately (i) 5.00% (to be determined on the Pricing Date), if called in April 2007, (ii) 10.00% (to be determined on the Pricing Date), if called in October 2007 and (iii) 15.00% (to be determined on the Pricing Date), if called in April 2008.

°

No Principal Protection.    If the PACERS are not called, for each PACERS you hold at maturity you will receive $10 in cash unless the closing price of the Underlying ADRs on any trading day up to and including the Valuation Date is less than or equal to approximately 75% (to be determined on the Pricing Date) of the Initial ADR Price. In that case, you will receive a fixed number of Underlying ADRs equal to the Exchange Ratio ($10 divided by the closing price of Underlying ADRs on the Pricing Date). If you receive a fixed number of Underlying ADRs equal to the Exchange Ratio at maturity and the price of the Underlying ADRs at maturity is less than the Initial ADR Price, the amount you receive at maturity for each PACERS will be less than the amount of your initial investment and

PACERS	3

could be zero, in which case your investment in the PACERS will result in a loss, except to the extent of any interest payments on the PACERS. Accordingly, while the PACERS may provide limited protection against the decline in the price of the Underlying ADRs, the PACERS are not principal protected.

The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the PACERS at maturity is not guaranteed.

Capitalized terms used in this overview are defined in “Preliminary Terms” on the following page.

Types of Investors

The PACERS may be an attractive investment for investors with a neutral to mildly optimistic investment view on the Underlying ADRs, including:

°	Income-oriented equity investors

°	Investors with neutral to moderate growth expectations for the Underlying ADRs who also seek limited protection against loss

°	Investors willing to trade potential upside appreciation in the Underlying ADRs in return for the potential to receive a fixed per annum return

°	Current or prospective holders of the Underlying ADRs who are willing to accept the downside risk in the Underlying ADRs subject to limited protection against loss.

4	PACERS

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon American Depositary Receipts Representing the Ordinary Participation Certificates (“CPOs”) of Cemex S.A.B. de C.V.
Guarantee:	Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PACERS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	None
Pricing Date:	, 2006
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Approximately 1.5 years from the Pricing Date
Maturity Date:	Approximately 1.5 years from the Issue Date
Underlying ADRs:	American Depositary Receipts (“ADRs”) Representing the Ordinary Participation Certificates (“CPOs”) of Cemex S.A.B. de C.V. (NYSE Symbol: “CX”)
Issue Price:	$10.00 per PACERS
Coupon:	Approximately 3.5 to 4.5% per annum (to be determined on the Pricing Date), paid semi-annually up to and including the earlier of (i) any date on which the PACERS are called by us or (ii) the Maturity Date
Amount to Be Received at Maturity:

If not called before the Maturity Date, for each $10 PACERS:

(1) a  number of Underlying ADRs equal to the Exchange Ratio, if the closing price of the Underlying ADRs on any trading day up to and including the Valuation Date declines by approximately 25% (to be determined on the Pricing Date) or more from the Initial ADR Price, or

(2) $10 in cash

Exchange Ratio:	A number of Underlying ADRs per PACERS equal to $10 divided by the Initial ADR Price (actual ratio to be determined on the Pricing Date)
Initial ADR Price:	The closing price of the Underlying ADRs on the Pricing Date
Mandatory Call Feature:	Mandatorily callable semi-annually in whole, but not in part, on any Call Date if the closing price of the Underlying ADRs on any Call Date is equal to or greater than the Initial ADR Price. If we call the PACERS during any Call Determination Period, the related call payment date will be at least three business days after the relevant Call Date or, in the case of the Call Determination Period beginning on April , 2008, at maturity.
Call Dates:	Any trading day during any Call Determination Period on which the PACERS are mandatorily called
Call Determination Period:	Each of the three-trading-day periods, starting on and including April , 2007, October , 2007 and April , 2008
Mandatory Call Premium:

(1) Approximately 5.00% (to be determined on the Pricing Date), if called in April 2007

(2) Approximately 10.00% (to be determined on the Pricing Date), if called in October 2007

(3) Approximately 15.00% (to be determined on the Pricing Date), if called in April 2008

Call Price:	(1) $ per PACERS, if called in April 2007 (2) $ per PACERS, if called in October 2007 (3) $ per PACERS, if called in April 2008
Listing:	Application will be made to list the PACERS on the American Stock Exchange under the symbol “PXX.”
Underwriting Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.

PACERS	5

Benefits of the PACERS

°	Current Income. The PACERS pay a semi-annual interest rate of approximately 3.5% to 4.5% (to be determined on the Pricing Date). Such yield is set at a rate that is higher than the dividend yield currently paid by the company on whose ADRs the PACERS are based.
°	Potential Return Through Mandatory Call Feature. Citigroup Funding must call the PACERS and pay you an amount in cash equal to $10 plus the applicable Mandatory Call Premium of approximately 10.00% per annum on a simple interest basis (to be determined on the Pricing Date) if on any Call Date the closing price of the Underlying ADRs is equal to or greater than the Initial ADR Price. In this case, your return on the PACERS will be greater than your initial investment, although you will not receive a return of more than approximately 13.50% to 14.50% per annum on a simple interest basis (to be determined on the Pricing Date).
°	Protection Against Loss in Limited Circumstances. If Citigroup Funding does not call the PACERS, at maturity you will receive your original investment in the PACERS even if the closing price of the Underlying ADRs has declined from the Initial ADR Price, as long as the closing price of the Underlying ADRs on any trading day up to and including the Valuation Date does not decline from the Initial ADR Price by the predetermined percentage or more. In this case, you will not suffer the same loss that a direct investment in the Underlying ADRs would produce. However, if the closing price of the Underlying ADRs on any trading day up to and including the Valuation Date does decline by the predetermined percentage or more, the value of the Underlying ADRs you receive at maturity will be directly linked to the change in price of the Underlying ADRs and may result in a loss.

Key Risk Factors for the PACERS

An investment in the PACERS involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the PACERS” section of the preliminary pricing supplement related to this particular offering for a full description of risks.

°	Potential for Loss. If on any trading day up to and including the Valuation Date, the closing price of the Underlying ADRs declines from the Initial ADR Price by the predetermined percentage or more and the PACERS are not called, you will receive a number of Underlying ADRs at maturity with a value that may be less than the amount of your initial investment in the PACERS and which could be zero.

°

Volatility of the Underlying ADRs.    Historically, the price of the Underlying ADRs has been volatile. From January 1, 2001 to September 19, 2006, the closing price of the Underlying ADRs has been as low as $7.9303 per ADR and as high as $32.6498 per ADR. As a result, on more than one occasion from March         , 2005 to September         , 2006, the closing price of the Underlying ADRs has been less than 75% of its closing price of $         on September , 2006. If we do not call the PACERS, whether you receive an amount at maturity in cash equal to the amount of your initial investment in the PACERS or a number of Underlying ADRs with a value less than your initial investment depends upon the trading price of the Underlying ADRs at the close of trading on any trading day during the term of the PACERS. The volatility of the price of the Underlying ADRs may result in your receiving a number of Underlying ADRs at maturity with a value less than your initial investment in the PACERS which will result in a loss, except to the extent of any interest payments on the PACERS.

6	PACERS

°	Appreciation May Be Limited. If the PACERS are mandatorily called, you will receive an amount in cash equal to $10 plus the applicable Mandatory Call Premium. The opportunity to participate in possible increases in the price of the Underlying ADRs is unavailable if the PACERS are mandatorily called because the return you receive will be limited to the applicable Mandatory Call Premium and any interest payments on the PACERS. Your return on the PACERS may be less than your return on a similar security that allowed you to participate more fully in the appreciation of the Underlying ADRs.

°	Potential for a Lower Comparative Yield. If the PACERS are not mandatorily called (regardless of whether the closing price of the Underlying ADRs on any trading day up to and including the Valuation Date declines by the predetermined percentage or more), the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

°	Relationship to the Issuer of the CPOs Represented by the Underlying ADRs. You will have no rights against the issuer of the CPOs represented by the Underlying ADRs even though the market value of the PACERS and the amount you will receive at maturity depend on the price of the Underlying ADRs. The issuer of the CPOs represented by the Underlying ADRs is not involved in the offering of the PACERS and has no obligation relating to the PACERS. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Underlying ADRs unless and until you receive Underlying ADRs at maturity, if applicable.

°	Value of the Underlying ADRs May Not Track Value of CPOs. Each Underlying ADR on which the PACERS are based currently represents ten CPOs of Cemex S.A.B. de C.V. Although the trading characteristics and valuations of the Underlying ADRs will usually mirror the characteristics and valuations of the underlying CPOs, the value of the Underlying ADRs may not completely track the value of Cemex CPOs. Active trading volume and efficient pricing on the Mexican Stock Exchange for Cemex CPOs will usually, but not necessarily, indicate similar characteristics in respect of Underlying ADRs. Because of the size of the offering of Cemex CPOs in ADR form outside Mexico and/or other factors that have limited or increased the float of certain ADRs, the liquidity of the Underlying ADRs may be less than or greater than that of the underlying CPOs. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market value of Underlying ADRs than for the Cemex CPOs. Since holders of Underlying ADRs may surrender such ADRs in order to take delivery of and trade the underlying CPOs, a characteristic that allows investors in the Underlying ADRs to take advantage of price differentials between different markets, a market for the underlying CPOs that is not liquid will generally result in an illiquid market for the ADRs representing such underlying CPOs.

°

Conditions in the Mexican Securities Markets.     Although the market price of the Underlying ADRs is not directly tied to the trading price of Cemex CPOs in Mexico, the trading price of the Underlying ADRs is expected generally to track the U.S. dollar value of the Mexican peso trading price of the Cemex CPOs on the Mexican Stock Exchange. This means that the trading price of the Underlying ADRs is expected to be affected by the U.S. dollar/Mexican peso exchange rate and by factors affecting the Mexican Stock Exchange.

PACERS	7

Investments in securities linked to the value of Mexican equity securities involve certain risks. The Mexican markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Mexican companies than about U.S. companies, and Mexican companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in Mexico are subject to political, economic, financial and social factors that apply in Mexico. These factors, which could negatively affect the Mexican securities markets, include the possibility of recent or future changes in local or Mexico-wide political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Mexican equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Mexican economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

°	Secondary Market May Not Be Liquid. Citigroup Funding will apply to list the PACERS on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the PACERS. Although Citigroup Global Markets Inc. intends to make a market in the PACERS, it is not obligated to do so.

°	Resale Value of the PACERS. Due to, among other things, changes in the price of and dividend yield on the Underlying ADRs, interest rates, the earnings performance of the issuer of the CPOs represented by the Underlying ADRs, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the PACERS may trade at prices below their initial price of $10 per PACERS. You could receive substantially less than the amount of your initial investment if you sell your PACERS prior to maturity.

°	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the PACERS. Further, Citigroup Funding expects to hedge its obligations under the PACERS through the trading of the Underlying ADRs or Cemex CPOs, or other instruments, such as options, swaps or futures, based upon the Underlying ADRs or Cemex CPOs, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the PACERS may result in a conflict of interest.

°	Citigroup Credit Risk. The PACERS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the PACERS.

8	PACERS

Certain U.S. Federal Income Tax Considerations

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the PACERS should consult his or her tax advisor in determining the tax consequences of an investment in the PACERS.

The following summarizes certain federal income tax considerations for U.S. investors that are the initial holders of the PACERS as capital assets. Investors should be referred to the Pricing Supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

In purchasing a PACERS, you agree with Citigroup Funding Inc. that you and Citigroup Funding Inc. intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument providing for the future purchase of, or payment based on the value of, the Underlying ADRs. Under such treatment, if Citigroup Funding delivers Underlying ADRs at maturity, a U.S. holder in general will recognize no gain or loss on the purchase of the Underlying ADRs by application of the monies received by Citigroup Funding in respect of the PACERS. Payments of interest on the PACERS will be taxable to a U.S. Holder as ordinary income at the time that such payments are accrued or received in accordance with the U.S. Holder’s method of tax accounting. Upon the mandatory redemption of the PACERS for cash prior to or at maturity, or the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount realized as a result of such mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis.

In the case of a holder of the PACERS that is not a U.S. person, any capital gain realized upon the sale or other disposition of the PACERS should not be subject to U.S. withholding tax if:

(i)	The holder complies with the applicable certification requirement (including in general the furnishing of an IRS Form W-8 or substitute form)

(ii)	Such gain is not effectively connected with a U.S. trade or business of such holder, and

(iii)	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

PACERS	9

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the PACERS as long as either (A) (1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the PACERS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERS by the account, plan or annuity.

Additional Considerations

In the event you receive Underlying ADRs at maturity of the PACERS, the amount you receive will be subject to adjustment for a number of events that modify Cemex’s capital or corporate structures. You should refer to the section “Description of the PACERS—Dilution Adjustments” in the preliminary pricing supplement related to this offering for more information. However, the amount you receive at maturity, if applicable, will not be adjusted for other events that may adversely affect the price of the Underlying ADRs, and these other events may have the effect of reducing the amount you receive at maturity on the PACERS if you receive Underlying ADRs.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its subsidiaries have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

10	PACERS

Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing prices of the Underlying ADRs on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

°	Issue Price: $10.00 per PACERS

°	Interest: 4% per annum, payable semi-annually up to and including the earlier of (i) a Call Date, or (ii) the Maturity Date

°	Pricing Date: October 25, 2006

°	Settlement Date: October 30, 2006

°	Valuation Date: April 25, 2008

°	Maturity Date: April 30, 2008

°	Initial ADR Price: $29.50

°	Underlying ADR Price at which a Mandatory Call occurs: $29.50 (the hypothetical Initial ADR Price)

°	Mandatory Call Premium:

a.	5.00%, if called in April 2007

b.	10.00%, if called in October 2007

c.	15.00%, if called in April 2008

°	Exchange Ratio: 0.33898 Underlying ADRs per PACERS

°	Annualized cash dividend yield of Underlying ADRs: 0.00%.*

°	If the PACERS have not been previously called, at maturity, whether you receive Underlying ADRs or your initial investment ($10.00 per PACERS) depends on whether the closing price of the Underlying ADRs has declined by 25% or more (to $22.13 or less, the “Downside Trigger Price”) from the Initial ADR Price on any trading day up to and including the Valuation Date.

*	Based on the recent cash dividend yield on the Underlying ADRs.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial ADR Price; whether the closing price of the Underlying ADRs on any Trading day within any Call Determination Period is greater than or equal to the Initial ADR Price, causing the PACERS to be called; if the PACERS are not called, whether the closing price of the Underlying ADRs on any trading day up to and including the Valuation Date has declined by approximately 25% or more (to be determined on the Pricing Date) from the Initial ADR Price causing you to receive a fixed number of Underlying ADRs at maturity instead of cash; and the change in the price of the Underlying ADRs from the Initial ADR Price during the term of the PACERS.

PACERS	11

PACERS are Mandatorily Called

The PACERS have not been previously called and the closing price of the Underlying ADRs on any trading day within the relevant Call Determination Period is equal to or greater than $29.50, the price at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in April 2007, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.50 Call Price = $10.00 + $0.50 = $10.50 per PACERS

b. If the Call Date occurs in October 2007, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.00 Call Price = $10.00 + $1.00 = $11.00 per PACERS

c. If the Call Date occurs in April 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.50. Call Price = $10.00 + $1.50 = $11.50 per PACERS

d.      Even if the Downside Trigger Price has been breached, the PACERS will be called on any trading day within any Call Determination Period if the closing price of the Underlying ADRs on such date is equal to or greater than $29.50, the price at which a Mandatory Call would occur. If the Call Date occurs in April 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.50.

Call Price = $10.00 + $1.50 = $11.50

per PACERS

12	PACERS

PACERS are not Mandatorily Called and Downside Trigger Price is Not Breached

The PACERS are not called during any Call Determination Period, and the closing price of the Underlying ADRs is not less than or equal to 75.00% of the Initial ADR Price, or $22.13, on any trading day up to and including the Valuation Date.

Since the closing price of the Underlying ADRs on any trading day up to and including the Valuation Date is not less than or equal to $22.13, the amount received at maturity will be $10.00 per PACERS.

Amount received at maturity = $10.00 per PACERS

PACERS are not Mandatorily Called and Downside Trigger Price is Breached

The PACERS are not called during any Call Determination Period, and the closing price of the Underlying ADRs is less than 75.00% of the Initial ADR Price, or $22.13, on any trading day up to and including the Valuation Date. At maturity you will receive for each PACERS a number of Underlying ADRs equal to the Exchange Ratio, or 0.33898 Underlying ADRs.

Even if the closing price of the Underlying ADRs is greater than $29.50, or the price at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the closing price of the Underlying ADRs is below $29.50 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the closing price of the Underlying ADRs on any trading day up to and including the Valuation Date is equal to or less than $22.13, then you will receive at maturity a number of Underlying ADRs equal to the Exchange Ratio. If the closing price of the Underlying ADRs on the Maturity Date is $15.34 then the market value of the Underlying ADRs you will receive, based on such closing price, will be $5.20.

Value of the Underlying ADRs received at maturity = 0.33898 Underlying ADRs * $15.34 = $5.20.

PACERS	13

Summary Chart of Hypothetical Examples

PACERS are Mandatorily Called

Date on which the PACERS are called	Any Call Date in April 2007	Any Call Date in October 2007	Any Call Date in April 2008	Any Call Date in April 2008
Hypothetical Initial ADR Price	$29.50	$29.50	$29.50	$29.50
Hypothetical lowest closing price on or prior to the Valuation Date	$26.55	$23.60	$24.43	$19.18
Is the hypothetical lowest closing price less than or equal to 75.00% of the Initial ADR Price, or $22.13?	No	No	No	Yes
Hypothetical minimum price at which a Mandatory Call would occur	$29.50	$29.50	$29.50	$29.50
Hypothetical closing price of the Underlying ADRs on the Call Date	$30.24	$31.71	$35.70	$30.98
Call Price per PACERS	$10.50	$11.00	$11.50	$11.50
Return on the Underlying ADRs (excluding any cash dividend payments)	2.50%	7.50%	21.00%	5.00%
Return on the PACERS (excluding fixed coupon payments)	5.00%	10.00%	15.00%	15.00%
Return on the Underlying ADRs (including all cash dividend payments)	2.50%	7.50%	21.00%	5.00%
Return on the PACERS (including fixed coupon payments)	7.00%	14.00%	21.00%	21.00%

PACERS are not Mandatorily Called
	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial ADR Price	$29.50	$29.50
Hypothetical lowest closing price of the Underlying ADRs on or prior to the Valuation Date	$23.60	$15.34
Is the hypothetical lowest closing price of the Underlying ADRs less than or equal to 75.00% of the Initial ADR Price, or $22.13?	No	Yes
Will 0.33898 (the Hypothetical Exchange Ratio) Underlying ADRs be delivered at maturity?	No	Yes
Hypothetical closing price of the Underlying ADRs at maturity	$23.60	$15.34
Amount Received at Maturity (cash or value of the Underlying ADRs per PACERS)	$10.00	$5.20
Return on the Underlying ADRs (excluding any cash dividend payments)	-20.00%	-48.00%
Return on the PACERS (excluding fixed coupon payments)	0.00%	-48.00%
Return on the Underlying ADRs (including all cash dividend payments)	-20.00%	-48.00%
Return on the PACERS (either in cash or the market value of the Underlying ADRs, including fixed coupon payments)	6.00%	-42.00%

14	PACERS

Cemex S.A.B. de C.V.

According to publicly available documents, Cemex S.A.B. de C.V. is the third largest cement company in the world, based on installed capacity as of December 31, 2005 of approximately 98.2 million tons. Cemex is a holding company primarily engaged, through its operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. Cemex is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Cemex files reports (including its Annual Report on Form 20-F for the fiscal year ended December 31, 2005) and other information with the SEC. Cemex’s registration statements, reports and other information may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

American Depositary Receipts of Cemex S.A.B. de C.V., or Underlying ADRs, are negotiable receipts issued by a depositary, Citibank, N.A., evidencing American Depositary Shares representing the underlying CPOs of Cemex that have been deposited and are held, on behalf of the holders of Cemex, by the custodian for the depositary, and/or such other firm or corporation as the depositary may appoint. Each CPO represents two shares of Cemex Series A common stock and one share of Cemex Series B common stock. While the market for the Cemex CPOs is on the Mexican Stock Exchange in Mexico and while trading in that market is based on the Mexican Peso, Cemex ADRs trade in U.S. dollars on the New York Stock Exchange. As of September 26, 2006, one Cemex ADR represents ten Cemex CPOs.

The Underlying ADRs are listed on the New York Stock Exchange under the symbol “CX.” According to Cemex’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as of December 31, 2005, there were 3,714,456,977 CPOs outstanding. Historical high and low sale prices for Underlying ADRs and the gross cash dividends paid on such ADRs for each quarter since the first quarter of 2001 are included in the preliminary prospectus supplement related to this offering under “Historical Data on Underlying ADRs.”

Neither Citigroup Funding nor Citigroup has participated in the preparation of Cemex’s publicly available documents and has not made any due diligence investigation or inquiry of Cemex in connection with the offering of the PACERS. No representation is made that the publicly available information about Cemex is accurate or complete.

PACERS	15

The following graph sets forth the daily closing price of the Underlying ADRs, as reported on the New York Stock Exchange from January 2, 2001 to September 18, 2006. The data reflected in the graph below was obtained from Bloomberg L.P. Past performance of the Underlying ADRs is not indicative of future closing prices. During the period reflected in the graph below, Cemex S.A.B. de C.V. split its stock 2 for 1 on July 21, 2006. The data appearing in the graph below have been adjusted to reflect this split.

The closing price of the Underlying ADRs on September 28, 2006 was $30.11.

The PACERS represent obligations of Citigroup Funding and Citigroup only. Cemex is not involved in any way in this offering and has no obligations relating to the PACERS or to holders of the PACERS.

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